UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32068 / April 8, 2016

_____

In the Matter of   :
                                                                    :
Principal Life Insurance Company   :
Principal Life Insurance Company Separate Account B   :
                                                                    :
                                                                    :
                                                                    :
Principal Life Insurance Company   :
The Principal Financial Group   :
Des Moines, Iowa 50392-0300   :
                                                                    :
                                                                    :
                                                                    :
                                                                    :
(812-14600)   :
_____   :

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Principal Life Insurance Company and Principal Life Insurance Company Separate Account B
(the "Applicants") filed an application on January 14, 2016 and an amended and restated
application on February 29, 2016, March 7, 2016, and March 14, 2016. Applicants requested an
order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") to permit the
substitution of shares of Fidelity Variable Insurance Products Fund V Government Money
Market Portfolio for shares of Principal Variable Contracts Funds, Inc. Money Market Account.

On March 17, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32029). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for
Principal Life Insurance Company and Principal Life Insurance Company Separate Account B

(File No. 812-14600) is approved, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary